Via Facsimile and U.S. Mail
Mail Stop 6010

December 18, 2007

David Lawrence
Chief Financial Officer
Acorda Therapeutics, Inc.
15 Skyline Drive
Hawthorne, NY 10532

>   **Re: Acorda Therapeutics, Inc**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **File No. 000-50513**

Dear Mr. Lawrence

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where our comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that several Current Reports on Form 8-K disclosing information under Item 5.02 or Item 8.01 included language indicating that the information disclosed shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933

or the Exchange Act of 1934, except as expressly set forth by specific reference in such filing. Supplementally, please explain your basis for concluding that the information disclosed under Item 5.02 or Item 8.01 would not be deemed "filed" for purposes of Section 18.

Contractual Obligations and Commitments, page 76

2. Please disclose the timing and events that will trigger the milestone payments related to your Zanaflex purchase agreement and Fampridine-SR license agreement. Lastly, please revise to clarify why these payments were excluded from the contractual obligations table.

3. Please revise your contractual obligations table to include: (1) the revenue interest liability, including the payments due PRF on December 1, 2009, and December 31, 2010 and (2) the convertible notes payable and estimated interest payments.

(14) Zanaflex Asset Purchase Agreement, page F-27

4. Please tell us your basis for capitalizing the contingent payments to Elan when they appear to be royalty payments as they are based upon cumulative gross sales. Please cite the authoritative literature you used to support your accounting treatment.

*   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

David Lawrence
Acorda Therapeutics, Inc.
December 18, 2007
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tabatha Akins, Staff Accountant at (202) 551-3658 or Joel Parker, Accounting Branch Chief at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Sebastian Gomez Abero, Staff Attorney at (202) 551-3578 or Jeff Riedler, Assistant Director at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant